November 26, 2024

Shahal Khan
Chief Executive Officer
BurTech Acquisition Corp.
1300 Pennsylvania Ave NW, Suite 700
Washington, DC 20004

Dinakar Munagala
Chief Executive Officer
Blaize, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: BurTech Acquisition Corp.
           Amendment No. 5 to Registration Statement on Form S-4
           Filed on November 22, 2024
           File No. 333-280889
Dear Shahal Khan and Dinakar Munagala:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-4
General

1. Please revise your disclosure to reflect the annual shareholders meeting being called on December 9, 2024 to extend the deadline to consummate a business combination to
       May 15, 2025. Please state the date by which, pursuant to your charter, you need
 November 26, 2024
Page 2

       to complete a business combination before having to liquidate and dissolve the
       SPAC. Also, considering the December 23, 2024 meeting date related to the transactions in this document, the hypothetical risk presented on page 80 appears to now involve a near-certain event that will occur. As such, please revise clearly throughout, including page 80, to state that the SPAC will be subject to immediate suspension and delisting because it will not have completed a business combination within 36 months of its IPO. Discuss the effects such suspension and delisting may have on the ability to complete this business combination, such as any termination rights available.
Annex B, page B-1

2. Please update Annex B to reflect the final form of the Certificate of Incorporation, consistent with your revisions made in response to prior comment one. Please contact Charles Eastman at 202-551-3794 or Kevin Stertzel at
202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Rajiv Khanna
      Ryan Lynch